UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Assisted Living Concepts, Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
04544X300
(CUSIP Number)
Archie W. MacPherson
Vice President Finance
Scotia Investments Limited
3 Bedford Hills Road
Bedford, Nova Scotia B4A 1J5
(902) 832-2510
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 5, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04544X300

1	NAMES OF REPORTING PERSONS Scotia Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The province of incorporation is Nova Scotia, Canada

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D
CUSIP NO. 04544X300
ASSISTED LIVING CONCEPTS, INC.
Explanatory Note: This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by Scotia Investments Limited with the Securities and Exchange Commission on May 29, 2009, as amended on August 18, 2010 (as hereby supplemented, the “Schedule”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule.

Item 1.	Security and Issuer.
No material change.

Item 2.	Identity and Background.
See Item 4.

Item 3.	Source and Amount of Funds or Other Consideration.
See Item 4.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended and restated in its entirety with the following:
On November 5, 2010, Blomidon Investments Limited (“Blomidon”), the ultimate parent corporation of Scotia Investments Limited (“Scotia Investments”), and three holding companies that owned all of the common shares of Blomidon, including Thornridge Holdings Limited (“Thornridge Holdings”), completed a reorganization (“Reorganization”) pursuant to which, among other things, Thornridge Holdings acquired all of the shares of the Issuer’s Class A Common Stock and Class B Common Stock previously held by Scotia Investments and its subsidiaries. The aggregate purchase price for the Issuer shares purchased in the Reorganization was Cdn$53,241,407, representing Cdn$32.55 per share of the Issuer’s Class A Common Stock and Cdn$34.99 per share of the Issuer’s Class B Common Stock. The Reorganization was undertaken so that each of the three holding companies could effect their individual strategic business decision to either remain as a shareholder of Blomidon or to terminate its investment in Blomidon for cash or assets of Scotia Investments and its subsidiaries. Upon completion of the reorganization on November 5, 2010, Scotia Investments and its subsidiaries no longer beneficially own any shares of Class A Common Stock or Class B Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer.
As more fully described in Item 4 above, Scotia Investments ceased to be the beneficial owner of any common shares of the Issuer on November 5, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
See Item 4.

Item 7.	Material to be Filed as Exhibits.
No material change.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 9, 2010.

SCOTIA INVESTMENTS LIMITED
By:	/s/ Archie W. MacPherson
	Name:	Archie W. MacPherson
	Title:	Vice President Finance